Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United

States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 5, 2008

Eldorado Gold Corporation	TSX: ELD AMEX: EGO
1188 Bentall 5
550 Burrard Street	Tel: 604.687.4018	•	Fax: 604.687.4026
Vancouver, British Columbia	Toll free: 1.888.353.8166
Canada V6C 2B5	E-mail: info@eldoradogold.com

June 5, 2008

Dear Frontier Shareholder,

Re: Eldorado’s Offer to Acquire Frontier Common Shares

On May 9, 2008, Eldorado Gold Corporation (“Eldorado” or “we”) mailed to shareholders of Frontier Pacific Mining Corporation (“Frontier”) an offer (the “Offer”) to purchase all of the outstanding common shares of Frontier, pursuant to which 0.1220 Eldorado common shares and $0.0001 in cash was offered for each outstanding Frontier common share.  The Offer remains open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2008, unless extended or withdrawn.

At the time Eldorado made public its intention to launch its Offer for Frontier, we laid out several compelling reasons why our proposed combination would generate significant value for the shareholders of both companies.  These reasons have not changed and are detailed below under the heading “Rationale for the Offer”.  Indeed, recent events have proven our Offer to be even more compelling for Frontier shareholders now than at the time of launch.   Based on the closing price of Eldorado’s common shares on the Toronto Stock Exchange on June 2, 2008, our Offer now represents a premium of 48.1% to Frontier’s share price on April 18, 2008, the last day prior to the announcement of the Offer.

Eldorado has conducted an in-depth review of the directors’ circular (the “Directors’ Circular”) issued by Frontier’s board of directors on May 26, 2008 in response to the Offer, as well as related news releases and technical disclosure.  Eldorado notes that the Directors’ Circular has failed to adequately respond to, or address, the many benefits that Frontier shareholders stand to gain from a combination with Eldorado.  Eldorado also believes that no new material information concerning Frontier has been disclosed in the Directors’ Circular, or related press releases and filings, that is either: (i) meaningful technical data which has been prepared by or under the supervision of a “qualified person” with appropriate supporting technical documentation; or (ii) not already publicly known and inherent in Frontier’s share price.  Accordingly, nothing has been provided by Frontier that would change Eldorado’s view that its Offer is full and fair.

Accompanying this letter is a Notice of Change in Information to Eldorado’s original offer and circular dated May 9, 2008, which addresses two important recent developments:

•                  Eldorado’s discovery during the course of its due diligence in Greece of two pending judicial decisions on petitions launched by local municipalities for the annulment of the pre-approval act issued by the Greek Ministry of Public Works, Town Planning and Environment in respect of the Perama Hill project.  The petitions were commenced in the Counseil d’Etat, the Supreme Administrative Court of Greece.  If the petitions are accepted, it could set the permitting process for Perama Hill back to where it stood in 2000 and require, among other regulatory work, the issuance of a new preliminary environmental assessment and evaluation opinion for Perama Hill and the filing of a new environmental impact study on Perama Hill.  This information confirms and underscores Eldorado’s consistent view that significant permitting and regulatory work remains outstanding at Perama Hill; and

•                  Eldorado’s receipt of all permits and approvals necessary to construct its second mine in Turkey – the Efemcukuru mine.

Eldorado urges Frontier shareholders to keep these two developments in mind when assessing the Offer.  These developments highlight the opportunity for Frontier to partner with an Eldorado team which has a proven track record of successfully permitting projects in the Aegean region - experience that makes Eldorado’s Offer a logical choice for Frontier shareholders who wish to see Perama Hill advanced to production.  Eldorado’s Offer presents a much lower risk profile for Frontier shareholders than “going it alone”, while at the same time providing Frontier shareholders with a significant premium and considerable exposure to the upside potential of Perama Hill and Eldorado’s two near-term mine development projects underway in Turkey and Brazil.

RATIONALE FOR THE OFFER

There are a number of compelling reasons why the combination of Eldorado and Frontier would be beneficial to shareholders of each company, which Frontier’s Directors’ Circular has not convincingly addressed or rebutted:

•                  a substantial premium offer of 0.1220 Eldorado common shares for each Frontier common share.  The Offer, based on the recent closing price of Eldorado’s common shares on June 2, 2008, now represents a premium of 48.1% to Frontier’s share price on April 18, 2008, the last day prior to the announcement of the Offer;

•                  significantly enhanced liquidity for Frontier’s shareholders in the form of Eldorado common shares;

•                  elimination of the existing “market overhang” from Frontier’s largest shareholder;

•                  elimination of existing “single project” risk through exposure to Eldorado’s portfolio of high quality producing mines and near-term construction projects;

•                  immediate participation in a high quality, high growth gold producer with low cost operating assets and a significant market presence and analytical endorsement;

•                  an opportunity to enhance and accelerate development of the Perama Hill project through a dedicated Eldorado team with a proven track record of successfully permitting, constructing and operating mines;

•                  the availability of financial and technical resources to manage the Perama Hill project through the inevitable challenges associated with mine development, construction and operations;

•                  the financial platform and flexibility to bring the Perama Hill project into production with no additional dilution to Frontier’s current shareholders;

•                  increased financial strength, immediate cash flow from current gold production and improved access to capital; and

•                  the opportunity for operational and administrative synergies between Eldorado’s gold projects in Turkey and Frontier’s Perama Hill project in neighboring Greece.

FRONTIER’S GOLDEN PARACHUTES, POISON PILL AND ISSUER-PAID “RESEARCH”

Eldorado is disappointed with Frontier’s recent adoption in response to Eldorado’s Offer of “Golden Parachute” termination packages for its management, a tactical “Poison Pill” shareholder rights plan and paying for non-independent “research”.  Eldorado believes such actions have the effect of enriching and entrenching Frontier’s management and are not consistent with Frontier’s stated goal of enhancing shareholder value.

Frontier’s Golden Parachutes

•                  On April 19, 2008, one day after receiving a letter from Eldorado outlining the terms of the Offer, Frontier arranged “Golden Parachute” employment agreements for Peter F. Tegart, Mohan Vulimiri, Brian Lock, Ian Laurent and Giovanna Martino (the “Officers”).

•                  Pursuant to the terms of these Golden Parachutes, if any of the Officers is terminated other than for just cause, he or she becomes entitled to 12 months’ base salary and continuation of medical benefits, payment of a prorated bonus for the period up to the date of notice and for an additional 12 month period and immediate vesting of all stock options.

•                  Furthermore, if any of the Officers voluntarily chooses to discontinue his or her employment with Frontier upon a change of control of Frontier, he or she will be entitled to 24 months’ base salary and continuation of medical benefits.

•                  The timing of the adoption of these Golden Parachutes immediately following Eldorado’s disclosure to Frontier of its intention to make the Offer, and not as part of an ongoing compensation review process, calls into question the true motives and purpose of these termination packages.  Eldorado believes that the adoption of Golden Parachutes in the face of a take-over bid places directors and management in a conflict-of-interest, does not represent an appropriate use of corporate funds and does not enhance shareholder value.

Frontier’s Golden Parachutes do not enhance shareholder value.

Frontier’s Poison Pill

•                  On May 16, 2008, Frontier announced the adoption of a “tactical” Poison Pill in response to Eldorado’s Offer.

•                  Frontier has stated that the principal reason for adopting the Poison Pill is to provide Frontier management with the time required to find an alternative transaction to the Offer.  However, as of the June 17, 2008 expiry date of Eldorado’s Offer, Frontier’s management will have had 60 days to find alternative transactions since the time they learned of Eldorado’s most recent Offer and nearly two years since Eldorado first approached Frontier to propose a business combination .  That is more than enough time.  Accordingly, Eldorado believes that Frontier’s Poison Pill does not enhance shareholder value and serves no purpose but to entrench Frontier’s current management and deter Frontier’s shareholders from the opportunity to tender to a fair Offer.

•                  If Frontier’s Poison Pill is not waived or otherwise terminated prior to the time of expiry of Eldorado’s Offer (or, in the event that Eldorado chooses to extend its Offer, if the Poison Pill is approved by a majority of Frontier’s shareholders at its meeting scheduled for June 19, 2008), the Offer will terminate in accordance with its terms.

•                  Eldorado urges Frontier’s shareholders to seriously consider the potential for a material adverse impact on Frontier’s share price if the Poison Pill is not waived or is approved at Frontier’s upcoming shareholder meeting and the Offer terminates.

Frontier’s Poison Pill does not enhance shareholder value.

Frontier’s Issuer-Paid “Research”

•                  Frontier is only covered by a single unranked analyst who is employed by Frontier’s financial advisor in connection with the Offer.

•                  Frontier has recently engaged and paid a fee to an “issuer-paid” newsletter writer to provide “research” on Frontier and the Offer.

•                  Eldorado does not believe that such issuer-paid “research” represents an appropriate use of corporate funds or enhances shareholder value.  Eldorado cautions Frontier shareholders against placing reliance upon such issuer-paid “research”, especially with respect to the Offer, as such “research” is not independently prepared and does not reflect an independent perspective.

Frontier’s Shareholders should not place reliance on Frontier’s Issuer-Paid “Research”.

RESPONSE TO FRONTIER’S DIRECTORS’ CIRCULAR

The Directors’ Circular issued by Frontier’s board of directors on May 26, 2008 in response to the Offer, as well as related news releases and technical disclosure of Frontier issued in response to the Offer, contain numerous omissions and shortcomings which require clarification:

Frontier’s Approach to Value Contribution is Fundamentally Flawed and Improperly Assumes that Frontier is a Producing Gold Company

In its Directors’ Circular, Frontier claims that Eldorado’s Offer significantly undervalues Frontier on the basis that Frontier will contribute to a combined Frontier/Eldorado: (i) 23% of combined average annual gold production; (ii) 18% of combined cash and short term investments; and (iii) 15% combined gold recoverable resources, in exchange for less than 6% of the combined equity.  These claims, however, rest on a fatally flawed assumption – that Frontier is currently a gold producer.  This assumption is highly misleading.

Although Frontier says it will contribute 23% of average annual gold production, the facts are:

•                  Frontier does not currently produce any gold;

•                  Perama Hill does not have the required permits or financing to begin construction;

•                  Perama Hill has no current feasibility study and no mine plan; and

•                  in 2008 and for the foreseeable future, Frontier will contribute 0% of average annual gold production.

•                  By contrast, Eldorado will produce 300,000 ounces of gold in 2008 at its two operating mines.

Although Frontier says it will contribute 18% of cash and short-term investments, the facts are:

•                  Frontier has unfunded capital expenditures of at least US$100 million to build Perama Hill with no operating cash flow; and

•                  To construct Perama Hill, Frontier shareholders will be subject to significant share dilution from an equity raise and/or onerous debt financing and associated hedging requirements.

•                  By contrast, Eldorado has US$79.9 million in cash, no net debt and analyst consensus projection of over US$150 million in cash flow in 2008.

Although Frontier says it will contribute 15% of recoverable gold resources; however, the facts are:

•                  “Recoverable Resources” is not a category of mineralization that is accepted by either industry or securities regulators;

•                  Frontier has no “recoverable” resources, because it has no current feasibility study and no permits to recover the gold; and

•                  Perama Hill has no gold reserves.

•                  By contrast, Eldorado has 7.66 million ounces of proven and probable gold reserves(1).

(1)                                  Estimated proven reserves of 3,555,000 ounces, probable reserves of 4,100,000 ounces and proven and probable reserves of 7,655,000 ounces.  The gold price used for these estimates was US$600/ounce. Norm Pitcher, P. Geo, and Chief Operating Officer of Eldorado is responsible for the Kisladag and Tanjianshan reserve estimates; Any Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering and independent qualified person is responsible for the Efemçukuru reserve estimate.  Refer to Eldorado’s Annual Information Form dated March 31, 2008 for additional information.

Frontier’s approach to value contribution ignores principal metrics that financial market participants and analysts look to in valuing gold companies: including current gold production, cash flow, earnings growth and gold reserves.  For the foreseeable future, Frontier will be contributing 0% of these critical metrics to a combined entity.

Frontier’s approach to value contribution is fundamentally flawed.  The Offer adequately compensates Frontier Shareholders for their contribution to the combined entity.

Frontier’s Claims of Expected Value Enhancement are Discredited by its Repeated Failure to Deliver on Permitting and Development Timelines

•                  In its Directors’ Circular, Frontier claims that Eldorado’s Offer comes just before a period of expected value enhancement for Frontier, as the board of directors of Frontier is “highly confident” that the necessary permits for Perama Hill will be issued at which time the full value of Frontier’s common shares will be realizable.

•                  Since January 2004, however, Frontier’s management has continuously made statements to the effect that the required permits are “very close”, “tantalizingly close”, and “approaching reality” – yet to date, these permits have not been obtained.

•                  Frontier technical disclosure dated January 29, 2004 states: “Thracean Gold Mining S.A. anticipates that the Environmental Impact Study will be approved in the first half of 2004, however it is uncertain whether there will be any petitions to the high Administrative Court.”

•                  Frontier’s Management Discussion and Analysis for the year ending December 31, 2005 states: “As we approach permitting reality on Perama Hill in Greece…the known and potential asset valuations of these projects will be reflected in the market value of the Company.”

•                  A Frontier press release dated October 17, 2006 states: “The ETR is now in the process of being reviewed by the governing Joint Ministerial Council and the formal approval is expected.”

•                  At a presentation on January 24, 2007 Frontier management states: “This project is very close to obtaining permit approval from the Greek government granting rights to develop the mine and Frontier expects construction to begin on site in 2007.”

•                  At a presentation on February 7, 2007 a member of Frontier management states: “I indicated that we should’ve had this [permit] before Christmas, I then said well, we’ll have it in January, now it’s February. I think we’ll get it here shortly, but dealing with governments you never quite know their timing.”

•                  Frontier’s press release dated April 21, 2008 states: “Based on reports from the Greek House of Parliament and Frontier Pacific’s own information from meetings with government officials in Athens, the issuance of the permits is tantalizingly close, hopefully within the next 90 to 120 days.”

•                  In its Directors’ Circular, Frontier did not reiterate its earlier 90 to 120 day target for receiving permits.  Has the timeline slipped once again?

•                  There is a possibility that permitting timelines for Perama Hill could be delayed significantly.  For example, decisions by Greek administrative courts are pending on two petitions launched by local municipalities, which could, if granted, set the permitting process for Perama Hill back to where it stood in 2000.

•                  Not all development stage issuers experience sustainable value enhancement for their shareholders.  There are numerous examples of development companies whose share prices have fallen, often dramatically, after a decision to “go it alone” as a result of permitting difficulties, increased construction costs or unanticipated production difficulties.  There can be no certainty, at present, whether Frontier will be able to deliver to its shareholders enhancement or diminution of their share value in the future.

Frontier has missed each and every permitting and development timeline it has set for itself and there is no evidence that a value enhancing event is imminent.

Frontier’s Management does not have a Successful Track Record of Permitting Mining Projects

•                  In its Directors’ Circular, Frontier claims that it has the management capabilities and relationships necessary to achieve permitting for Perama Hill.  Frontier also claims that Eldorado does not have the capability to permit Perama Hill

•                  But, Frontier has never permitted a mining project.

•                  The Directors’ Circular does not identify any instances in which a member of Frontier’s management has successfully obtained permitting for a mine.

•                  Frontier’s CEO was previously Managing Director of Manhattan Minerals Corp. (“Manhattan”) (now renamed Mediterranean Resources Ltd.), which spent nearly ten years exploring and unsuccessfully attempting to permit and achieve local support for the Tambo Grande project in Peru.  Manhattan was unable to achieve local support for the Tambo Grande project:

•                  In February 2001, Manhattan’s property was extensively damaged during a protest march; and

•                  In June 2002, 94% of 27,105 residents who voted in a referendum voted against mining the Tambo Grande deposit.

Manhattan eventually wrote down the entire C$59.3 million dollars it had capitalized on the project and abandoned its Peruvian operations.

•                  Over the last four years, Frontier’s development activities at Perama Hill have generated NO TANGIBLE RESULTS: no permits, no reserves, no development and no gold.

•                  By contrast, Eldorado has successfully permitted four projects (Kisladag, Tanjianshan, Vila Nova and Efemçukuru) and brought two projects through construction to production (Kisladag and Tanjianshan) in the same time period.

Frontier’s management team does not have a successful track record of permitting mining projects.  Eldorado’s management team does.

Capital and Operating Costs for Perama Hill are Likely to be Substantially Higher than Estimated by Frontier

•                  The mining industry has seen significant cost inflation over the past few years, resulting in substantial increases in estimated capital and operating costs.

•                  The updated capital cost estimate for Perama Hill of US$100.9 million (for which Frontier has provided no supporting technical documentation) disclosed in the Director’s Circular actually implies there has been a DECREASE in the cost of developing Perama Hill since the prior estimate in November 2006, after adjusting for a decrease in the value of the US dollar relative to the Euro.

•                  During a time of significant cost pressure experienced throughout the mining industry, is it realistic that Frontier – a company with no mine construction experience – is the only company that has actually been able to REDUCE its capital costs?

			Previous		Current
		Previous Cost	Capital Cost		Capital Cost		% Increase/
Company	Mine	Estimate Date	Estimate		Estimate		(Decrease)
			(US$ mm)		(US$ mm)		(%)
Minefinders	Dolores	11-Apr-06	US$	132	US$	192	45.5%
NovaGold	Galore Creek	25-Oct-06	US$	1,805	~US$	5,000	~177.0%
European Minerals (1)	Varvarinskoye	31-Mar-05	US$	90	US$	145	61.5%

Frontier Pacific	Perama Hill	16-Nov-06	US$	91	US$	100	10.3%
		16-Nov-06		€72		€64	(11.7)%

(1) European Minerals was previously $115mm and currently $158 mm (including financing and insurance costs)

•                  Frontier’s estimate of the capital costs for Perama Hill has not been accepted by industry observers.  In research reports issued subsequent to Eldorado’s announcement of its intention to launch the Offer, analysts’ estimated capital costs for Perama Hill have ranged from US$121 to US$175 million.

Frontier’s estimated capital costs for the Perama Hill project should be approached with scepticism.

Frontier’s Share Price is Likely to Decline Materially if Eldorado’s Offer Terminates.

•                  Prior to Eldorado’s announcement that it intended to make the Offer for Frontier’s shares, Frontier’s 20-day volume-weighted average share price was C$0.668 per share, a 36% discount from its current share price on June 2, 2008.

•                  Since Eldorado announced its intention to make the Offer, Frontier’s share price spiked up and has since traded at higher levels solely supported by Eldorado’s Offer.  Had Frontier’s share price tracked the XAU gold index from that time, its current share price would be approximately $0.67.

•                  Eldorado’s analysis indicates that a considerable portion of the shareholders alleged by Frontier not to be supportive of Eldorado’s Offer are arbitrage and other “fast-money” funds.  These funds are solely focused on the potential for short-term gain by attempting to force Eldorado to increase its Offer and are likely to liquidate their positions in Frontier should Eldorado’s Offer not be completed, causing a significant drop in Frontier’s share price. Eldorado has NO INTENTION of enriching arbitrage and “fast money” funds at the expense of its own shareholders.

Frontier’s shareholders should consider the risks and uncertainties Frontier will face if Eldorado’s Offer expires, including the prospect of a collapse in Frontier’s share price.

Eldorado’s Shares Provide Value to Frontier Shareholders

•                  In its Directors’ Circular, Frontier claims that the share consideration comprising Eldorado’s Offer is overvalued because Eldorado’s shares trade at a significant premium to Frontier’s shares.

•                  Frontier’s analysis, however, ignores the fact that Eldorado is a gold producer with two low cost operating assets and two near-term development projects that provide a leading growth profile.  Shares of gold producers generally trade at a premium to the shares of exploration and development companies, such as Frontier, which are subject to “single project”, permitting, financing, construction, and capital cost increase risks.

•                  Eldorado shares also trade at a premium to Frontier, due to Eldorado’s greater trading liquidity.  Eldorado’s combined average daily trading volume on the TSX and the AMEX has been approximately 4.98 million shares per day over the 12 months ended April 18, 2008, having an approximate aggregate average daily value of $29.8 million. This compares to the an average daily trading volume of approximately 146,000 Frontier common shares per day, having an approximate aggregate average daily value of $100,000.  Eldorado’s average four-day liquidity is more than Frontier’s pre-announcement market capitalization.

•                  Professional industry and market observes generally do not agree with Frontier’s assertion that Eldorado’s shares are overvalued.  Eldorado’s stock is covered by 18 research analysts, including the majority of the top ten ranked gold analysts in North America.  Thirteen of these analysts currently recommend Eldorado as buy/overweight.

•                  The assertion in Frontier’s Directors’ Circular that Eldorado’s shares “have limited upside compared to Frontier” has been disproven by recent trading history.  Since Eldorado announced its intention to bid for Frontier Pacific on April 21, 2008, its share price has increased 15%, increasing the implied bid for each Frontier share to $1.04 per share from C$0.90 per share and the fully-diluted consideration to $181 million from $157 million.(2)

•                  Shareholders which participated in past business combinations with Eldorado have been rewarded.  In May 2005, Eldorado agreed to acquire all of the outstanding shares of Afcan Mining Corporation (“Afcan”) via a share exchange. Afcan was an emerging gold producer that owned an 85% interest in the Tanjianshan gold project in Qinghai Province in Western China.  Eldorado offered one Eldorado share for every 6.5 Afcan shares, a premium of 31% based on the 20-day average price of Afcan’s shares prior to announcement, for a transaction value of approximately C$57 million.  By the closing date of this transaction in September, 2005, Eldorado’s share price had appreciated by 25%, implying a premium of approximately 64% to the unaffected share price of Afcan.  With successful permitting, development and gold production at Tanjianshan and Kisladag, former Afcan shareholders who have held their Eldorado shares to today have received a total premium of over 275%.

(2)           Share prices as at June 2, 2008.

Effective Afcan

Market Performance

February 1, 2005 – June 1, 2008

(1) Effective Afcan Mining share price calculated as Eldorado share price adjusted for acquisition

•                  Finally, the premium at which Eldorado’s shares trade relative to Frontier’s shares is reflective of the fact that over the past few years, Eldorado has delivered value to its shareholders, while Frontier has not.  Over the two years prior to the announcement of Eldorado’s Offer, Eldorado’s share price has increased 26% while Frontier’s share price has decreased 12.5%, as illustrated in the following chart.

Relative Performance of Frontier and Eldorado

April 18, 2006 – April 18, 2008

Eldorado’s shares provide value to Frontier shareholders, reflecting Eldorado’s status as a gold producer with significant trading liquidity, analyst endorsements, a proven management team and a history of positive share price performance.

HOW TO TENDER

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal.  If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This letter does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier.  Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

On behalf of Eldorado Gold Corporation, I thank you for your attention to this important matter.

Yours truly,

(signed)	PAUL N. WRIGHT,
President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management and the possible outcome of litigation in Greece concerning the Perama Hill project.  Such factors included, amongst others the following:  gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.